Jeffrey Baumel Jeffrey.baumel@dentons.com D +1 973 912 7189	Dentons US LLP 1221 Avenue of the Americas New York, NY 10020-1089 United States dentons.com

June 27, 2025

Privileged and Confidential

VIA EDGAR

Kate Beukenkamp

Donald Field

Ta Tanisha Meadows

Adam Phippen

Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, DC 20549

Re:	Nomadar Corp. Registration Statement on Form S-1 Filed February 6, 2025 File No. 333-284716

Dear Mr. Beukenkamp and Mr. Field:

By your letter dated February 19, 2025 (the “SEC Letter”), the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) provided comments to the Registration Statement on Form S-1 (the “Registration Statement”), filed with the Staff on February 6, 2025, by our client, Nomadar Corp. (the “Company”). This letter sets forth our response with respect to the comments contained in the SEC Letter.

Concurrently herewith, we are filing Amendment No. 1 to the Registration Statement (“Amendment No. 1”) via the EDGAR system. The changes made to the Registration Statement reflect the responses of the Company to the Staff’s comments as set forth in the SEC Letter regarding Registration Statement.

The Company has asked us to convey the following as its responses to the Staff.

Registration Statement on Form S-1 Filed February 6, 2025

High Performance Training Program, page 1

1.	Please revise your disclosure here and elsewhere throughout your registration statement as appropriate to briefly expand your discussion to describe what activities you have engaged in resulting in the commencement of operations of the Nomadar HPT in the second half of 2024. If applicable, please quantify the number of athletes who are currently participating in the program to include whether such participation is online or in-person. If in-person, please identify the location of the training facility.

Response: The Company respectfully advises the Staff that it has revised the disclosure throughout Amendment No. 1 to briefly expand the discussion to describe what activities the Company has engaged in resulting in the commencement of operations of the Nomadar HPT in the second half of 2024, to quantify the number of athletes who are currently participating in the program, and to include that all participation is currently in-person in Cádiz, Spain.

June 27, 2025 Page 2	dentons.com

Prospectus Summary

Our Proposed Business

Multi-Purpose Event Center, page 1

2.

We note that you have now agreed to enter into a lease agreement of a to-be-determined duration with Sportech. Please file any associated written agreement and this lease agreement, if now entered into, as an exhibit in accordance with Item 601(b)(10) of Regulation S-K. Alternatively, please clarify in greater detail briefly what it means to have “agreed” to enter into this lease agreement and describe in greater detail the material terms and provisions of the lease agreement, if known. Provide a cross-reference to the risk factor on page 11 beginning “Sportech has agreed to enter into a [ ] year lease agreement...” To the extent the lease will not be entered into prior to the direct listing, please revise to more directly state that the company currently does not have a location to develop Sportech City.

Response: The Company respectfully advises the Staff that it has revised the disclosure in Amendment No. 1 to state that the Company and Sportech intend to enter into a five year lease agreement with an option to purchase. The Company and Sportech intend to enter into this lease agreement prior to the direct listing.

Capitalization, page 36

3.	We note that the shares of Class A Common Stock issued to Sportech were reversed in December 2024. We also note that this registration relates to the resale of Class A common stock. Please tell us why you have included this capitalization table.

Response: The Company respectfully advises the Staff that it has revised the disclosure in Amendment No. 1 to populate this capitalization table, which has been provided at the request of the Nasdaq Stock Market LLC.

If you have any questions, or if we may be of any assistance, please do not hesitate to contact the undersigned at 973-912-7189 or Jeffrey.baumel@dentons.com or Grant Levine at 212-768-5384 or grant.levine@dentons.com, respectively.

Very truly yours,

/s/ Jeffrey Baumel
Jeffrey Baumel

JB